Exhibit 99.1

SMART Reports First Quarter 2012 Financial Results

•	Revenue of $202.4 million

•	Gross margin of 49.6%

•	Adjusted EBITDA of $47.2 million

•	Net Income: $23.0 million GAAP; $27.8 million non-GAAP

CALGARY, Alberta, August 9, 2011 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its first quarter ended June 30, 2011.

“Our first quarter performance marked a solid start to fiscal 2012 despite the challenging budget and funding environment in the education sector,” stated Nancy Knowlton, President and CEO, SMART Technologies. “We delivered results consistent with our expectations, reflecting strong execution, continued progress on key initiatives and a renewed focus on managing our cost structure. Our commitment to product innovation remains a key priority, as we are dedicated to enhancing the overall user experience and driving expanded adoptions across school districts and education authorities worldwide. In addition, we continue to demonstrate the benefits that SMART solutions bring to the workplace and remain focused on extending our presence in the business sector through investments in infrastructure, product development and new channel relationships.”

Knowlton continued, “Looking ahead, we will continue to expand into new geographies and segments as well as focus on positioning the core business for the next stage of growth. While investing in our technology and global infrastructure are important strategic initiatives, we are equally focused on closely managing our cost structure and improving overall operating efficiencies. As a result of this continued focus on costs, we are transferring the remainder of our interactive whiteboard assembly operations from our Ottawa facility to our existing contract manufacturers. Regarding our outlook for fiscal 2012, we continue to expect a difficult macro environment for education funding with revenue being flat to down 5% compared to fiscal 2011 and Adjusted Net Income to be consistent with fiscal 2011.”

GAAP Results
	Three months ended June 30,
($ millions)	2011	2010
Revenue	$202.4	$219.2
Net Income	$23.0	$5.0

Non-GAAP Results
	Three months ended June 30,
($ millions)	2011	2010
Adjusted EBITDA	$47.2	$65.6
Adjusted Net Income	$27.8	$30.1

Total revenue for the first quarter of fiscal 2012 was $202.4 million, a decrease of 8% compared to $219.2 million in the prior-year period. Revenue growth for the quarter was strong in both EMEA and in the Rest of the World, up 8% and 19% year over year, respectively, however North America was down 12%. In terms of unit sales, 97,737 SMART Board™ interactive whiteboards and interactive displays were sold in the quarter, compared to 115,922 units sold in the prior-year period. Average selling price for the first quarter was $1,437, an increase of 9% compared to $1,315 in the prior-year period.

Gross profit for the first quarter of fiscal 2012 was $100.3 million compared to $110.7 million in the prior-year period. Gross margins for the first quarter were 49.6%, compared to 50.5% for the same period last year.

Adjusted EBITDA for the first quarter of fiscal 2012 was $47.2 million, representing an Adjusted EBITDA margin of 23% compared to $65.6 million or 29% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $23.0 million for the first quarter of fiscal 2012, compared to $5.0 million in the prior-year period. GAAP EPS was $0.19 based on 123.8 million weighted-average shares outstanding, compared to $0.03 based on 159.2 million weighted-average shares outstanding during the same period last year. GAAP net income during the quarter ended June 30, 2011, included a $1.3 million foreign exchange gain, partly due to the conversion of our U.S. dollar-denominated long-term debt into the company’s functional currency of Canadian dollars, compared to a $21.0 million foreign exchange loss included in the same period last year.

Adjusted Net Income for the first quarter of fiscal 2012 was $27.8 million compared to $30.1 million in the same period last year. Adjusted EPS was $0.22 based on 123.8 million weighted-average shares outstanding, compared to $0.18 based on 159.2 million weighted-average shares outstanding for the first quarter of fiscal 2011.

As of June 30, 2011 SMART had cash and cash equivalents of $104.6 million and $328.6 million of debt outstanding.

Conference call information

SMART will host a conference call today, August 9, 2011, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID # 81778458. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through August 19, 2011, by dialing 800.642.1687 (North America) or 706.645.9291 (outside North America). The replay pass code is 81778458.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573.

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the continuing adoption of our core solutions, the attainment of financial objectives, the execution of our growth strategy, the expansion of our presence with business and government organizations and the investment in our sales and research and development activities.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form and in our management’s discussion and analysis for the year ended March 31, 2011, which are included in our Annual Report on Form 40-F.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP financial measures

This release includes the non-GAAP financial measures Adjusted EBITDA and Adjusted Net Income. We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs and other (income) loss. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages, units and average selling prices)

	Three months ended June 30,
	2011	2010
Consolidated Statement of Operations
Revenue	$202.4	$219.2
Cost of sales	102.1	108.5

Gross margin	100.3	110.7
Operating expenses
Selling, marketing and administration	46.2	41.9
Research and development	13.3	11.7
Depreciation and amortization	7.6	8.6

Operating income	33.2	48.5
Non-operating expenses
Other income, net	(0.1)	(0.2)
Interest	4.1	13.5
Foreign exchange (gain) loss	(1.3)	21.0

Income before income taxes	30.5	14.2
Income tax expense	7.5	9.2

Net income	$23.0	$5.0

Earnings per share
Basic and diluted earnings per share	$0.19	$0.03
Weighted-average number of shares outstanding	123,772,791	159,167,268

Period end number of shares outstanding	123,772,791	90,523,496

Selected Data
Revenue by geographic location
North America	$153.8	$175.4
Europe, Middle East and Africa	33.9	31.4
Rest of World	14.7	12.4

	$202.4	$219.2

Revenue change(1)	(7.7)%	38.2%
As a percent of revenue
Gross margin	49.6%	50.5%
Selling, marketing and administration	22.8%	19.1%
Research and development	6.6%	5.3%

Adjusted EBITDA(2)	$47.2	$65.6
Adjusted EBITDA as a percentage of revenue(2) (3)	23.1%	29.2%

Adjusted Net Income(4)	$27.8	$30.1
Adjusted Net Income per share(4)(5)	$0.22	$0.18

Total number of SMART Board interactive whiteboards sold	97,737	115,922
Average selling price of SMART Board interactive whiteboards sold(6)	$1,437	$1,315

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the increase in revenue in the period to revenue during the same period in the immediately preceding fiscal year.

(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and not a substitute for the GAAP equivalent.

(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.

(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.

(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.

(6)	Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards, SMART Board interactive displays and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	June 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$104.6	$119.0
Trade receivables	132.2	106.4
Other current assets	11.3	7.9
Inventory	100.6	81.8
Deferred income taxes	11.5	12.2

	360.2	327.3

Property and equipment	115.8	117.2
Goodwill and intangible assets	73.8	76.3
Deferred income taxes	17.5	17.2
Deferred financing fees	7.5	8.2

	$574.8	$546.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$130.5	$116.1
Deferred revenue	32.3	31.5
Income taxes payable	—	2.9
Current portion of long-term debt	3.1	3.1

	165.9	153.6

Long-term debt	325.5	336.3
Deferred revenue	89.9	88.0
Deferred income taxes	10.8	11.6

	592.1	589.5

Shareholders’ deficit
Share capital	721.8	721.8
Accumulated other comprehensive loss	(12.3)	(11.9)
Additional paid-in capital	12.1	8.7
Deficit	(738.9)	(761.9)

	(17.3)	(43.3)

	$574.8	$546.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Three months ended June 30,
	2011	2010
Cash provided by (used in)

Operations
Net income	$23.0	$5.0
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	8.5	10.4
Non-cash interest expense on long-term debt	0.4	5.9
Loss on foreign exchange	—	18.1
Stock-based compensation	3.5	—
Deferred income tax recovery	(0.4)	(7.4)
Loss on disposal of property and equipment	0.1	—
Change in non-cash working capital	(33.6)	(44.4)

Cash provided by (used in) operating activities	1.5	(12.4)

Investing
Business acquisition	—	(74.0)
Capital expenditures	(5.6)	(6.4)

Cash used in investing activities	(5.6)	(80.4)

Financing
Repayment of debt	(10.8)	(49.2)
Participant Equity Loan Plan, net	—	1.6

Cash used in financing activities	(10.8)	(47.6)

Effect of exchange rate changes on cash and cash equivalents	0.5	(1.3)

Net decrease in cash and cash equivalents	(14.4)	(141.7)
Cash and cash equivalents, beginning of period	119.0	230.2

Cash and cash equivalents, end of period	$104.6	$88.5

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended June 30,
	2011	2010
Adjusted EBITDA
Net income	$23.0	$5.0
Income tax expense	7.5	9.2
Depreciation in cost of sales	0.9	1.8
Depreciation and amortization	7.6	8.6
Interest expense	4.1	13.5
Foreign exchange (gain) loss	(1.3)	21.0
Change in deferred revenue(1)	2.0	5.7
Stock-based compensation	3.5	—
Acquisition costs	—	1.0
Other income, net	(0.1)	(0.2)

Adjusted EBITDA	$47.2	$65.6

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $10.5 million and $12.7 million in the three months ended June 30, 2011 and 2010, respectively.

	Three months ended June 30,
	2011	2010
Adjusted Net Income
Net income	$23.0	$5.0
Adjustments to net income
Amortization of intangible assets	2.4	1.8
Foreign exchange (gain) loss	(1.3)	21.0
Change in deferred revenue	2.0	5.7
Stock-based compensation	3.5	—
Acquisition costs	—	1.0

	6.6	29.5
Tax impact on adjustments (1)	1.8	4.4

Adjustments to net income, net of tax	4.8	25.1

Adjusted Net Income	$27.8	$30.1

Adjusted Net Income per share
Basic and diluted earnings per share	$0.19	$0.03
Adjustments to net income, net of tax, per share	0.03	0.15

Adjusted Net Income per share	$0.22	$0.18

(1)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2011 SMART Technologies. The SMART Board, SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.